SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of November, 2005.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐     No ☒

Table of Documents Filed

Page
1.	Press release entitled, “ORIX Announces Forecast of Interim Consolidated Financial Results” made public on November 2, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: November 7, 2005	By	/s/ Yukio Yanase
Yukio Yanase Director Deputy President ORIX Corporation

November 2, 2005

FOR IMMEDIATE RELEASE

Contact Information:

Raymond Spencer

ORIX Corporation

Corporate Communications

Tel: +81-3-5419-5102

Fax: +81-3-5419-5901

E-mail: orixir@orix.co.jp

URL: www.orix.co.jp/index_e.htm

ORIX Announces Forecast of Interim Consolidated Financial Results

In a filing required under Tokyo Stock Exchange regulations, ORIX disclosed the following information today regarding consolidated financial results for the six months ended September 30, 2005.

Interim Results Forecast (April 1-September 30, 2005)		(Millions of yen)

	Revenues	IBIT*	Net Income
Fiscal 2006 Interim Results Forecast (six months)	440,000	133,000	83,000
(Reference) Previous Forecast for Fiscal 2006 (full year)	880,000	162,000	96,000
(Reference) Fiscal 2005 Interim Results (six months)	417,499	69,100	42,688
(Reference) Fiscal 2005 Results (full year)	916,950	154,347	91,496

*	IBIT refers to “income before discontinued operations and income taxes.”

ORIX forecasts that it will outperform the results of the interim period (April 1-September 30, 2004) of the previous fiscal year due to the good performance of almost all segments including the Corporate Financial Services segment, Real Estate-Related Finance segment, and Real Estate segment in Japan and overseas segments, and due to a concentration of real estate sales in the first half of this fiscal year.

ORIX will announce the details of consolidated financial results for the interim period and its forecast for the fiscal year ending March 31, 2006 in its interim results announcement scheduled for November 8, 2005.

About ORIX Corporation

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 24 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate-related finance, real estate, life insurance, and investment banking. For more information, please visit our website at: www.orix.co.jp/grp/index_e.htm.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and those described under “Business Risk” of the securities report (yukashoken houkokusho) filed with the Director of the Kanto Local Finance Bureau.